As filed with the Securities and Exchange Commission on November 12, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

ELAN CORPORATION, plc
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

IRELAND
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ordinary shares, par value 5 euro cents each, of Elan Corporation, plc	150,000,000 American Depositary Shares	$5.00	$7,500,000	$606.75

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-10316).

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt
(ii) The procedure for voting, if any, the deposited securities	Reverse of Receipt
(iii) The collection and distribution of dividends	Reverse of Receipt
(iv) The transmission of notices, reports and proxy soliciting material	Article number 10 and Reverse of Receipt
(v) The sale or exercise of rights	Reverse of Receipt
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt
(vii) Amendment, extension or termination of the deposit agreement	Reverse of Receipt
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Reverse of Receipt
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6 and Reverse of Receipt
(x) Limitation upon the liability of the depositary	Reverse of Receipt
3. Fees and Charges	Articles number 6 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 10

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of May 17, 1996, as further amended and restated as of ________, 2003, among Elan Corporation plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 10, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, par value 5 euro cents each, of Elan Corporation, plc.

By:

The Bank of New York,
 As Depositary

By:  /s/ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Elan Corporation, plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Dublin, Republic of Ireland on November 10, 2003.

ELAN CORPORATION, plc

By:  /s/ Kieran McGowan
Name: Kieran McGowan
Title: Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on November 10, 2003.

/s/ Garo H. Armen, PhD Garo H . Armen, PhD Director	/s/ William F. Daniel William F. Daniel Director
/s/ Brendan E. Boushel Brendan E. Boushel Director	/s/ Shane Cooke Shane Cooke (Principal Financial Officer and Principal Accounting Officer)
______________________ Laurence G. Crowley Director	/s/ Kelly Martin Kelly Martin Director (Principal Executive Officer and Authorized U.S. Representative)
__________________________ Alan R. Gillespie, C.B.E. PhD Director	______________________ Daniel P. Tully Director
/s/ Ann Maynard Gray Ann Maynard Gray Director	/s/ Richard L. Thornburgh Richard L. Thornburgh Director
______________________ John Groom Director	/s/ Dennis J. Selkoe, MD Dennis J. Selkoe, MD Director
/s/ Kieran McGowan Kieran McGowan Director	/s/ Kyran McLaughlin Kyran McLaughlin Director
______________________ Kevin M. McIntyre, MD Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of May 17, 1996, as further amended and restated as of ________, 2003, among Elan Corporation, plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.